

February 17, 2015

Via E-mail
Brian Carolan
Vice President and Chief Financial Officer
CommVault Systems, Inc.
1 CommVault Way
Tinton Falls, NJ 07724

> **Re:** **CommVault Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed May 2, 2014**
> **File No. 001-33026**

Dear Mr. Carolan:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

1.   We note that you generate a significant amount of revenue outside of the United States; however, you do not discuss or quantify the results of your international operations by country or region. In your earnings call for the year ended March 31, 2014, as well as subsequent earnings calls, you frequently refer to activities by geographic region, specifically EMEA, Amercias and APAC. These references by region include: describing performance; quantifying customer base; noting organization of sales force;

and discussing investments, restructuring and "turnaround" activity. Therefore it appears that you consider geographic information relevant to your business and operating results. Please tell us your consideration of incorporating a discussion here in future filings regarding your geographic regions to include: identifying these regions and the countries of which they consist, quantifying revenue and gross margin by region for each period presented, discussing material changes in results, significant or unusual events, as well as known trends and uncertainties. Please provide any proposed disclosures in your response. We refer you to Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 10 Segment Information, page 71

2.   You disclose that you operate in one reportable segment, storage software solutions. You further state that your chief operating decision maker ("CODM") evaluates the performance of the company presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of tracking distribution of resources and analyzing overall return on investment for both domestic and international operations. However, based on the presentation of information, discussion, and analysis noted in the earnings calls, as described in the comment above, it appears the CODM does make decisions about resources and assesses performance based on geographic region. Please tell us how the company has determined it operates in one reportable segment and why these geographic regions are not considered separate reportable segments under ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brian Carolan
CommVault Systems, Inc.
February 17, 2015
Page 3

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

              Sincerely,

              /s/ Patrick Gilmore

              Patrick Gilmore
              Accounting Branch Chief